恒生銀行
HANG SENG BANK

Press Release

新聞稿

2 May 2006

HANG SENG ANNOUNCES FIRST INTERIM DIVIDEND FOR 2006

The Board of Directors of Hang Seng Bank today declared a first interim dividend of HK$1.10 per share in respect of the year ending 31 December 2006.

The first interim dividend will be payable on Tuesday, 6 June 2006, to shareholders on the Register of Shareholders as at Friday, 26 May 2006.

The Register of Shareholders of the Bank will be closed for one day on Friday, 26 May 2006, during which no transfer of shares can be registered. To qualify for the first interim dividend for 2006, all transfers, accompanied by the relevant share certificates, must be lodged for registration not later than 4:00 pm on Thursday, 25 May 2006, with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

The results for the first half of 2006 will be announced on Monday, 31 July 2006.

The proposed timetables for the second, third and fourth interim dividends in respect of 2006 are:

Second interim dividend for 2006

Announcement	31 July 2006
Book close and record date	23 August 2006
Payment date	31 August 2006

Third interim dividend for 2006

Announcement	6 November 2006
Book close and record date	20 December 2006
Payment date	3 January 2007

Fourth interim dividend for 2006

Announcement	5 March 2007
Book close and record date	20 March 2007
Payment date	30 March 2007

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Founded in 1933, Hang Seng Bank is a principal member of the HSBC Group. It operates 150 branches and automated banking centres in Hong Kong; a branch in Macau; and a network of 12 mainland China outlets, including six branches (in Beijing, Shanghai, Guangzhou, Shenzhen, Fuzhou and Nanjing), four sub-branches (three in Shanghai and one in Shenzhen) and two representative offices (in Xiamen and Dongguan). The Bank also has a representative office in Taipei.

With consolidated assets of HK$580.8 billion at the end of 2005, the Bank reported a profit attributable to shareholders of HK$11.34 billion for 2005. For further information on Hang Seng, please visit the Bank's website at www.hangseng.com.

Media enquiries to:
Cecilia Ko (852)2198-4227

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